Exhibit 12.1
ENCORE ACQUISITION COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Income before income taxes and minority interest	$726,685	$24,153	$147,804	$157,373	$122,639

Adjustments:
Add fixed charges:
Interest expense	73,173	88,704	45,131	34,055	23,459
Interest capitalized	—	—	—	—	—
Rental expense attributable to interest	1,943	1,831	1,547	1,049	645

Total fixed charges	75,116	90,535	46,678	35,104	24,104

Deduct:
Interest capitalized	—	—	—	—	—

Total deductions	—	—	—	—	—

Adjusted earnings	$801,801	$114,688	$194,482	$192,477	$146,743

Ratio of earnings to fixed charges	10.7	1.3	4.2	5.5	6.1